(LOGO)
NOVUS Financial
A Dean Witter Discover Company

March 12, 1999

As of and for the year ended December 31, 1998, NOVUS Credit Services, Inc. and subsidiaries (the "Company") has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, Morgan Stanley Dean Witter & Co., the Company's parent, had in effect a fidelity bond in the amount of $10 million and an errors and omissions policy in the amount of $3,250,000 under which the Company was covered.

Nancy S. Donovan
President


Leroy Hodo
Vice President and Controller